UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

HEALTHCARE PROVIDERS DIRECT, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

42224V103
(CUSIP Number)

Gregory S. Davies
Corporate Treasurer & Director of Finance
Healthcare Providers Direct, Inc.
3371 Route One, Suite 200
Lawrenceville, NJ 08648
(609) 919-1932
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 42224V103

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Donald F. Farley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,621,699 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		—

	9	SOLE DISPOSITIVE POWER

		4,621,699 (1)

	10	SHARED DISPOSITIVE POWER

		—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,621,699(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% (1)

14	TYPE OF REPORTING PERSON*

IN

(1)
Based on 44,864,038 shares of the Company's common stock issued and outstanding as of February 19, 2007, as reported in the Company’s quarterly report on Form 10-QSB for the period ended December 31, 2006. Includes: (a) vested warrants to purchase 301,735 shares of the Company’s common stock at an exercise price of $0.1359 per share, and (b) vested options to purchase 73,594 shares of the Company’s common stock at an exercise price of $0.1359 per share.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value of Healthcare Providers Direct, Inc., a Nevada corporation (f/k/a Alpha Motorsport, Inc. and hereinafter, the “Company”). The address of the Company’s principal executive office is 3371 Route One, Suite 200, Lawrenceville, New Jersey 08648.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Donald F. Farley. The person named in this paragraph is sometimes referred to herein as the “Reporting Person.”

(b)  Mr. Farley’s business address is c/o Health Providers Direct, Inc., 3371 Route One, Suite 200, Lawrenceville, New Jersey 08648.

(c)  Mr. Farley is a member of the Board of Directors of the Company. The principal executive office for Mr. Farley is c/o Health Providers Direct, Inc., 3371 Route One, Suite 200, Lawrenceville, New Jersey 08648.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Farley is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

On February 7, 2007, the Company entered into a definitive Share Exchange Agreement with Healthcare Providers Direct, Inc., a Delaware corporation (“HPD”), and the shareholders of HPD pursuant to which HPD became a wholly-owned subsidiary of the Company (the “Merger”). The Share Exchange Agreement provided for the acquisition of all of the issued and outstanding capital stock of HPD consisting of 4,683 shares of common stock (on an as-converted, issued and outstanding basis), in exchange for 34,464,038 shares of the Company’s common stock, par value $.001 per share (the “Share Exchange”). Prior to the closing of the Share Exchange, the Company had 30,000,000 shares of common stock issued and outstanding and subsequent to the Share Exchange it had 44,864,038 shares of common stock issued and outstanding. Upon the closing of the Merger on February 7, 2007, Mr. Farley’s 577 shares of common stock of HPD were exchanged for 4,246,370 shares of the Company’s common stock and Mr. Farley’s warrants to purchase 41 shares of common stock of HPD for $1,000 per share were exchanged for warrants to purchase 301,735 shares of common stock of the Company for $0.1359 per share, in each case without any additional consideration.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares as a former holder of shares of common stock of HPD. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

As a condition precedent to the Share Exchange described in Item 3 above, the Reporting Person was appointed to the Company’s Board of Directors.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  In addition to the transactions disclosed in Item 3, on February 5, 2007, the Board of Directors of HPD awarded Mr. Farley options to purchase 30 shares of common stock of HPD at an exercise price of $1,000 per share, which options vest in three, equal annual installments on the grant date and the first and second anniversaries of the grant date. Upon the closing of the Merger on February 7, 2007, these options were exchanged for options to purchase 220,782 shares of common stock of the Company for an exercise price of $0.1359 per share, subject to the same vesting schedule of the original options.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 are hereby incorporated by reference. To the best of the knowledge of the Reporting Person, except as described in Items 3, 4 and 5 above, there are no other contracts, arrangements, understandings or relationships.

Item 7.	Materials to be Filed as Exhibits.

10.1
Share Exchange Agreement by and between Alpha Motorsport, Inc. and Healthcare Providers Direct, Inc., dated February 7, 2007 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 13, 2007 and incorporated herein by reference).

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2007	/s/ Donald F. Farley
Donald F. Farley